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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2003
Commission File Number: 000-49605

Commander Resources Ltd.
(Formerly Major General Resources Ltd.)
(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Address of principal executive offices)

1. Material change reports and news releases, 4-24, 4-25, 4-26, 4-27

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   September 1, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
September 1, 2004
Vancouver Stock Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports results from its Baffin Island Project, Nunavut, including details of additional high grade gold drill intercepts from "Malrok" and discovery of high grade gold in channel samples at "Ridge Lake".

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-24 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of September, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



COMMANDER
RESOURCES LTD.

Date: September 1, 2004
TSX Venture Exchange: CMD

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254 Fax: (604) 685-2814

Shares Issued: 26,698,783
News Release
#04-24

BAFFIN ISLAND PROJECT RETURNS MORE HIGH GRADE GOLD

COMMANDER RESOURCES LTD. (CMD-TSX Venture) is pleased to report from its ongoing Baffin Island Gold Project, additional high grade gold drill intercepts from "Malrok" and discovery of high grade gold in channel samples at "Ridge Lake," 30 kilometres east of "Malrok."

Of nine known gold prospects hosted by the "Bravo Iron Formation" occurring over a 140 kilometre strike length, Malrok and Ridge Lake represent the first targets to be tested (refer to property map on the Commander's website).

MALROK PROSPECT

Drill results to date along with previously announced surface channel samples outline a continuous, shallow gold zone with local high grade sections as shown in the table below. Within this zone, eleven holes encountered lower gold grades ranging from 1.5 g/t Au to 3.5 g/t Au over 0.5 m to 2.5 metres. The zone extends down-dip from surface for at least 130 metres and remains open. In particular, the high grade intersection in hole 04-29 is open for at least 300 metres along-strike and over 500 metres down-dip to the northeast.

Selected Drilling Results

Hole Number	From (m)	To (m)	Interval Width (m)	Gold Grade (g/t)
[1]MND-04-03	18.00	19.42	1.42	7.06
[1]MND-04-04	23.00	29.00	6.0	9.15
Including	24.00	27.00	3.0	15.12
[1]MND-04-05	24.10	28.33	4.23	8.41
Including	26.00	28.33	2.33	12.07
MND-04-22	16.50	19.30	2.80	6.76
Including	18.66	19.28	0.62	16.81
MND-04-23	7.00	8.50	1.50	11.49
Including	7.00	7.50	0.50	30.8
MSD-04-29	21.86	25.16	3.30	12.10
Including	21.86	22.16	0.30	38.3
and Including	24.66	25.16	0.50	18.78

[1]Previously reported   MND=Malrok North; MSD=Malrok   SouthTrue thickness is 80-90% of drilled width.

Significantly, the possibility for "stacked" mineralized iron formations on the large property has been demonstrated by the intersection of two gold-bearing iron formations in holes 04-28 and 04-29 (see assay table).

Check assays are pending from the latest holes. Assay results for an additional nine holes are awaited.

For Targeting Information, Assays and Maps see http://commanderresources.com/gold/NR24/pop_2Rpx2big.htm

RIDGE LAKE PROSPECT

High grade gold assays returned from channel sampling at "**Ridge Lake**", extend the strike length of the mineralized iron formation to at least 3.5 kilometres. Of 212 samples assayed from the iron formation this year, six grade greater than 20.0 g/t Au, 32 grade in excess of 5.0 g/t Au, 45 grade in excess of 3.0 g/t Au, and 72 grade in excess of 1.0 g/t Au.

Significant channel sample results, as shown on the website map, are spread out along the entire length of the exposed iron formation and include:

Ridge Lake Channel Samples

Sample length (m)	Gold Grade (g/t)	Sample Length (m)	Gold Grade (g/t)	Sample Length (m) (Composite)	Gold Grade (g/t)
1.0	53.6	1.0	14.0	1.9	15.4
1.0	40.7	1.4	6.3	1.8	5.04
0.65	19.7	0.73	23.6		
0.85	22.1				

The iron formation, estimated to be up to five metres thick, is poorly exposed with less than half that thickness available for sampling in outcrop at any given location.

The size opportunity for the Ridge Lake Prospect is significant. A large area of potential extends down-dip to the south where the iron formation is covered by younger rock units (see map and section on Commander's website).   A preliminary drill program, detailed mapping and additional sampling are underway.

See Map on Company's website http://commanderresources.com/gold/ridge/pop_ridgeP.htm

REGIONAL PROSPECTING

Prospecting has discovered extensive new exposures of the target Bravo Iron Formation along the 140 kilometre long belt. Rock chip (grab) and channel sampling continues on these new exposures and known prospect areas including "Peninsula", "2369", and "Triangle Lake", most of which may be found on the property map on the Company's website. In excess of 1200 rock chip and channel samples have been collected. Results are expected in stages over the next few months.

See Map on Company's website http://commanderresources.com/gold/ridge/pop_Rbafreg.htm

"We are very encouraged by the gold potential of this property, especially in light of the new channel sample results at Ridge Lake, additional high grade drill intercepts at Malrok and the discovery of a number of new areas of mineralized Bravo Iron Formation on the 140 kilometre long property. The project is at an early stage of exploration and is very large in scope, but has already demonstrated its prospectivity. The discovery of gold in outcrop at Malrok in 2003 was the lead-in to the recognition of a large new gold camp on Baffin Island that now holds great promise for the future of the Company," states President and CEO Ken Leigh.

For more details on the Malrok drilling, see below.

For maps of the Ridge Lake sampling, Malrok drilling, drill hole targeting information and a complete table of drill results, please refer to the company's website at www.commanderresources.com.

MALROK DRILLING DETAILS (see drill plan, assay table and targeting information on the Company's website)

Results reported are for holes MND-04-10 to MND-04-27 at Malrok North and holes MSD-04-28 and MSD-04-29 from Malrok South.

Of the 19 holes, two were lost (04-11 and 04-17), three intersected an incomplete, eroded portion of the iron formation (04-12,04-13 and 04-14) and one was drilled to test a possible base metal target in a higher level of the stratigraphy (04-26).

Holes 04-15, 04-16, 04-18 and 04-19 were drilled as stratigraphic step-outs to the northeast and while containing elevated gold values in the target iron formation, assays were very low. However, hole 04-25 was also drilled as a stratigraphic step-out further to the northeast and greater than 200 metres down-dip from the exposed iron formation. The hole intersected 2.5 metres grading 2.69 g/t Au at a drilled depth of 121 metres indicating the system remains open to east in that area.

Holes 04-10, 04-12 to 04-14, 04-20, 04-21, 04-24, 04-27 and 04-28 encountered lower gold grades in the iron formation ranging from 1.8 g/t Au to 3.5 g/t Au over 0.5 m to 2.5 metres.

At Malrok South, hole 04-29 encountered a substantial gold interval grading 12.1 g/t Au over 3.3 metres in the upper zone while the lower zone returned a 1.5 metre interval grading 2.9 g/T Au in a 5.5 metre thick zone grading just over 1.0 g/t Au. Hole 04-28 encountered 2-3 g/t Au values in both an upper and lower iron formation unit.

Trygve Hoy, PhD, completed a stratigraphic/structural study on Malrok using surface and drill hole data. The work has identified complex structural trends which may help to define the key controls on gold mineralization. Detailed geological and structural mapping are currently underway. Structural specialist K. V. Campbell, PhD., is on site to further expand on Dr. Hoy's work. The gold zones may be further enhanced by drilling larger core sizes and trench blasting bedrock exposures to get better representative samples from the areas of coarser gold known from the surface prospects and channel samples.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo. Mr. Kahlert has reviewed and verified the results and content of this release.

Core sampling and Analytical Procedures

Individual drill core and channel samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld. All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp is then assayed by standard fire assay procedure. Samples from wall rocks surrounding the iron formation are crushed and pulverized as above, but only 15 grams are fire assayed for gold. 30 Element I.C.P. analyses are then completed for other metals and trace elements.

Due to the possibility of coarse free gold, all drill core samples exceeding 1.0 g/t Au are checked by the gravimetric assay procedure at Assayers Ltd. of Vancouver B.C. Laboratory performance is monitored by inserting duplicates and coarse field blanks into the sample stream.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd.
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   September 7, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
September 7, 2004
Vancouver Stock Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports Catherine Divito has been hired as Manager of Corporate Communications. Ms Divito has been granted an incentive stock option to acquire 100,000 common shares of Commander Resources Ltd. at a price of $0.40 per share, exercisable for five years under the Company's Stock Option Plan

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-25 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of September, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 7, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release
#04-25

Catherine DiVito Joins Commander Resources as Manager of Corporate Communications

COMMANDER RESOURCES LTD. (CMD-TSX Venture) announces the employment of Catherine DiVito as Manager of Corporate Communications.

Ms. DiVito is returning to the mining industry after spending the past six years in the high-tech industry, managing the Marketing and Customer/Corporate Communication Departments for Sideware Systems and RoomLinX, Inc. Ms. DiVito started her career in the resource sector and worked with public mining companies for about ten years.

Ms. DiVito will use her extensive marketing and technical background to focus on the development of a comprehensive investor communications program for the company which will include administering an information distribution system as well as advancing the company's presence in the marketplace.

Ms. DiVito has been granted an incentive stock option to acquire 100,000 common shares of Commander Resources Ltd. at a price of $0.40 per share, exercisable for five years under the Company's Stock Option Plan.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

Janice Davies
Corporate Secretary

For further information, please call:
Cathy DiVito, Corporate Communications
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   September 16, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
September 16, 2004
CCN Mathews Newswire Service

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports a new high grade gold showing within the "2369" Prospect Area on its Baffin Island Project, Nunavut.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-26 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of September, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



Date: September 16, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release #04-26

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254 Fax: (604) 685-2814

COMMANDER DISCOVERS ANOTHER HIGH GRADE GOLD SHOWING ON BAFFIN

COMMANDER RESOURCES LTD. (CMD-TSX Venture) is pleased to report a new high grade gold showing within the "2369" Prospect Area on its Baffin Island Project, Nunavut. This new discovery (Durette Showing), located at the eastern end of the 140 kilometre long belt of "Bravo Iron Formation" is about 50 kilometres east of the Ridge Lake Prospect and further demonstrates the gold potential of the Bravo Iron Formation. Refer to the Company's website for maps. http://commanderresources.com/gold/NR26/pop_09Rbafreg.htm

The Durette Showing extends over a 700 metre strike length comprising twenty gold-bearing rock samples, eleven of which grade in excess of 4.0 g/t Au, the best values being 46.9 g/t Au, 41.2 g/t Au, 16.9 g/t Au and 16.5 g/t Au.

An additional seventy-four rock samples have been assayed from the western portion of the 2369 Prospect Area in the vicinity of a showing discovered in 2003. Of these samples, five are greater than 1.0 g/t Au, the best being 9.5 g/t Au.   Results for 18 samples are awaited.

Significant arsenopyrite and intense silicification are associated with gold values within the Bravo Iron Formation in this area. The overall geology consists of a large synclinal fold with evidence for structural complexity and thickening of the iron formation. No detailed geological mapping or channel sampling has yet been completed.

The 2369 Prospect Area is situated on mineral lands optioned from Falconbridge Limited in which Commander may earn a 100 % interest, subject to a sliding scale Net Smelter Return royalty (NSR) of 1 -3 % based on the gold price.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo. Mr. Kahlert has reviewed and verified the results and content of this release.

Sampling and Analytical Procedures

Individual rock samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld. All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 15 gram pulp is then assayed by standard fire assay procedure. 30 Element I.C.P. analyses are then completed for other metals and trace elements.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   September 20, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
September 23, 2004
CCN Mathews Newswire Service

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports that Brian E. Abraham has agreed to join the Company as Director effective September 20, 2004. The Board of Directors approved a grant of 200,000 stock options to Mr. Abraham under the Company's stock option plan. The options are exercisable for five years at $0.40 per share and are subject to the policies of the TSX Venture Exchange.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-27 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
               President
               (604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of September, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

Date: September 23, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release
#04-27

COMMANDER RESOURCES LTD. (CMD-TSX Venture) reports that Brian E. Abraham has agreed to join the Company as Director effective September 20, 2004

Mr. Abraham, a partner with Fraser Milner Casgrain LLP, is a member of the British Columbia and Yukon Bars, and practices mining and related law.

He is a former adjunct mining law professor at the University of British Columbia, and a member of numerous industry organizations including the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of The Canadian Institute of Mining and Metallurgy. Mr. Abraham is a past National Chair of The Natural Resources and Energy Section of the Canadian Bar Association.

Mr. Abraham is the recipient of a Fellowship in the Canadian Institute of Mining and Metallurgy for his outstanding contributions to the Canadian minerals industry and to CIM (1994), Past Presidents Distinguished Service Award from the BC and Yukon Chamber of Mines (1999) and the Mining Supporter of the Year from the Mining Association of BC. (2000). He is recognized in Lexpert as one of the top 500 lawyers in Canada.

The Board of Directors approved a grant of 200,000 stock options to Mr. Abraham under the Company's stock option plan. The options are exercisable for five years at $0.40 per share and are subject to the policies of the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

*The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.*

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**Commander Resources Ltd.**</u>
(Registrant)

Date: October 5, 2004

/s/ Kenneth E. Leigh

By:_____
    Kenneth E. Leigh, President